UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

JUNE 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bentley Pharmaceuticals, Inc.
File No. 1-10581 - CF# 21943

Bentley Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the below exhibits to a Form 10-K filed on February 15, 2002, as amended.

Based on representations by Bentley Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10(a)	through April 11, 2013
Exhibit 10.10(c)	through April 11, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Reedich
Special Counsel